Exhibit 3.2

THE COMPANIES ACT (AS AMENDED)

OF THE CAYMAN ISLANDS

Amended and Restated

Memorandum and Articles of Association

of

Intercont (Cayman) Limited

(adopted by a Special Resolution passed on 26 September 2024 and effective immediately prior to the completion of the initial public offering of the Company’s Ordinary Shares on the Nasdaq Capital Market)

THE COMPANIES ACT (AS AMENDED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Intercont (Cayman) Limited

(adopted by a Special Resolution passed on 26 September 2024 and effective immediately prior to the completion of the initial public offering of the Company’s Ordinary Shares on the Nasdaq Capital Market)

1.	The name of the Company is Intercont (Cayman) Limited.

2.	The registered office will be situated at the offices of ICS Corporate Services (Cayman) Limited, 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands or at such other place in the Cayman Islands as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (as amended) or any other laws of the Cayman Islands and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in any part of the world whether as principal, agent, contractor or otherwise.

4.	The Company shall not be permitted to carry on any business where a licence is required under the laws of the Cayman Islands to carry on such a business until such time as the relevant licence has been obtained.

5.	As an exempted company, the Company’s operations will be carried on subject to the provisions of Section 174 of the Companies Act (as amended).

6.	The liability of each Shareholder is limited to the amount from time to time unpaid on such Shareholder’s share.

7.	The authorised share capital of the Company is US$50,000.00 divided into 500,000,000.00 Ordinary Shares of par value US$0.0001 each, with the power for the Company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

8.	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

9.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 30 June in each year.

10.	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.